THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.	Craig V. Butler, Esq. *

Admitted in California and Utah*
Admitted only in California**

November 9, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn:  Matthew Crispino

Re:	Freeze Tag, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 25, 2010
File No. 333-168857

Dear Mr. Crispino:

We herein provide the following responses to your comment letter dated November 8, 2010, regarding the above-listed registration statement for Freeze Tag, Inc. (the “Company”).  I have summarized your comments in bold followed by the Company’s response.  The Company will be filing a Third Amended Registration Statement on Form S-1/A3 to address the comments (the “Amended Filing”).

Prospectus Summary, page 2

1.           We note your response to prior comment 2 and we have reviewed the reports that you have supplementally provided.  We are unable to locate support in the Newzoo report for your claims that “the worldwide market for games delivered through online game portals was $4.27 billion” and “the mobile games market in 2009 was $1.84 billion worldwide with the U.S. comprising 60% of that total.”  Please advise.  Also, we were unable to locate support in the 2007 Casual Games Market Report for the claim that “the global market for all games was $41.9 billion on in 2007, and is expected to grow to more than $69 billion in 2012.”  We also note that you claim that 48% of casual game players are men and 52% are women.  However, the 2007 Casual Games Market Report indicates that 49% of casual game players are men and 51% are women.  Please advise.  Finally, please clarify in your discussion of the Casual Games Market on page 29 the timeframe of the statistics you are citing.  For example, please disclose, if true, that an estimated 200 million people were playing casual games over the internet each month in 2007.

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Matthew Crispino
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 9, 2010

Regarding the first two quotes, “the worldwide market for games delivered through online game portals was $4.27 billion” and “the mobile games market in 2009 was $1.84 billion worldwide with the U.S. comprising 60% of that total,” those numbers were derived from the figures in the Newzoo report by converting all foreign currencies into U.S. Dollars using the currency exchange rates then in effect.

Regarding the other quotes, the specific language has been amended in the Amended Filing to accurately reflect the disclosure in the Casual Games Report and clarify that the figures are from 2007.

Selling Security Holders, page 15

2.
We note from your response to prior comment 4 that Cardiff Partners, LLC is an affiliate of a registered broker-dealer.  Please disclose in this section whether Cardiff Partners purchased the shares of Freeze Tag’s common stock that it is offering for resale in the ordinary course of business and whether, at the time of the purchase, it had any agreements or understandings, directly or indirectly, with any person to distribute the securities.  If you cannot make the representations on behalf of Cardiff Partners, please revise your prospectus to identify this selling shareholder as an underwriter.

Disclosure has been added to this section in the Amended Filing to indicate that Cardiff Partners received the stock in exchange for services and that it did not have any agreements or understanding, directly or indirectly, with any person to distribute the securities.

Concentration of Credit Risk, Major Customers and Major Vendors, page 37

3.
We note your response to prior comment 8.  You do not address in your response whether you are substantially dependent upon your agreements with your primary distribution partners.  You also do not address whether you are substantially dependent upon your licensing agreements with the Ohio Art Company and CMG Worldwide, discussed on page 22 of the prospectus.  Accordingly, we reissue those parts of prior comment 8.  Please note that if you determine that you are substantially dependent upon any of your distribution or licensing agreements, such agreements should be filed as exhibits to your registration statement.  Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company has added appropriate disclosure to the Amended Filing to reflect that the Company is not substantially dependent upon any agreements with its distribution partners or any of its licensing agreements.

Matthew Crispino
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 9, 2010

Certain Relationships and Related Transactions, page 52

4.
We note your response to prior comment 11 and that you did not add disclosure regarding the convertible note loan from the Holland Family Trust in this section because none of your officers and directors control the trust.  Note 13 to your financial statements indicates that the trust is controlled by the mother of the company’s president.  As such, the trust appears to meet the definition of a related party under Item 404(a)(1) of Regulation S-K.  Refer to Item 404(d) and Instruction 1.a.iii to Item 404(a).  Accordingly, you must disclose the information on the convertible note loan required by Item 404(a).  Please revise.

The Company has added appropriate disclosure to this section in the Amended Filing to reflect the convertible note.

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.